1225 Gay-Lussac, Boucherville (Qc) Canada  J4B 7K1

Tél : (450) 641-0775/Fax : (450) 641-1601

www.cadiscor.com

Boucherville, March 14, 2008

Mr. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re: Cadiscor Resources Inc.

Additional Answers to letter of comments dated January 10, 2008

Form 10 KSB December 31, 2006 as amended.

File No. 0-52252

Dear Mr. Schwall,

Following a telephone conversation in which Mr. Brad Skinner of the U.S. Securities and Exchange Commission pointed out that a typographic error was found in Note 14 footnote 1, of the Financial Statements of Form 10 KSB/A2 we give by the present an additional answer to letter of comments dated January 10, 2008.

Form 10-KSB for the year ended December 31, 2006, as amended

1. Notes to Financial Statements

14. The effect of Applying United States Accepted Accounting Principles, page 51

We amended Note 14 to Financial Statements so that mineral rights are considered tangible assets. As such, acquired mineral rights have been capitalized and will be reviewed by the management for subsequent impairment.

Additional answer:

Two sentences of the footnote 1 of Note 14 of the U.S. GAAP reconciliation at page 51 addressed concerns of oil & gas producing companies that are not applicable to an exploration stage company as Cadiscor Resources inc. and had been inserted by error. So the section of footnote 1 that is in error reads as follows:

“For U.S. GAAP financial recording, the cost of drilling exploratory and exploratory-type stratigraphic test wells are initially capitalized, pending determination of whether the well can produce proved reserves. If it is determined, the well will not produce proved reserves, the capitalized costs, net of any salvage value, are charged to expense. As of December 31, 2006, the deferred exploratory costs did not provide evidence of proven reserves and accordingly, the deferred exploration costs were expensed.”

The footnote 1 to Note 14 should have read as follows without the above-mentioned sentences:

“(1) Properties and deferred expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. Under Canadian GAAP, the property’s potential for development is sufficient to permit the capitalization of exploration expenditures incurred as property acquisition costs and deferred expenditures and the management intends to pursue the development. Under U.S. GAAP, the Company’s mineral rights are accounted for as tangible assets. The Company conducts periodic impairment testing on mining properties and mineral rights and has concluded that there is no impairment on these assets. The Company intends to continue exploratory tests on these properties.”

In all future filings of U.S. GAAP reconciliation, the Company will ensure that the U.S. accounting Firm engaged to produce a U.S. GAAP reconciliation doest not insert comments applicable to oil and gas producing companies but only those applicable to an exploration stage company so that there is no confusion for the reader.

2. Risks and Uncertainties page 24

Following a telephone conversation with Mrs. Donna Levy of the U.S. Securities and Exchange Commission concerning the comment number 2 of the letter of comments dated January 10, 2008 and the amendment that the Company had inserted in Form 10KSB/A2 adding a risk factor entitled:

“A portion of the shares of the Company common stock distributed by the Company’s former parent were distributed to holders in the United Stated prior to the Company registration statement under the Securities Exchange Act of 1934, as amended, becoming effective. Accordingly, this distribution of approximately 1,367,000 shares of the Company common stock to United States persons may have been in violation of the United States securities laws and the recipients of these shares may have had rescission rights that would have had to be exercised within a statutorily prescribed time period and such rescission rights could have given rise to potential contingent liabilities through the end of this time period.”

Mrs. Levy expressed her concerns that the last two sentences of the second paragraph representing that the Company had considered all contingent liabilities but did not address the conclusions to which the Company had arrived after considering these potential liabilities. Mrs. Levy also expressed her concerns that if the conclusions of the Company were added to the effect that the Company arrived at the conclusions that it should not be the subject of any contingent liabilities after review of these considerations then these conclusions could constitute and be interpreted as mitigating factors that should not appear in a risk factor.

Mrs. Levy suggested that the Company address these considerations with the Company’s conclusions elsewhere in the text if necessary but that these considerations in the last two sentences of the risk factor should be removed.

We agree with Mrs. Levy that the two last sentences of the risk factor should be removed and the Company does not intend to insert them elsewhere in the text since the spin off has been addressed at length in the registration statement Form 10 SB/A3 and partially in section Business of the Form 10KSB/A2 for the year ended December 31, 2006. The Company considers the risk factor as it will stand after removal of these last two sentences with the discussions of the spin-off already provided in Form 10 SB/A3, sufficient to answer the U.S. SEC comment and at the same time explain the position of the Company to the investor.

2

We added to our cover letter a statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your constructive comments and the collaboration of your associates in helping our society in answering these comments. Please accept our most distinguished salutations,

(signed) Michel Bouchard

_____________________________

Michel Bouchard,

President

STATEMENT

I, Michel Bouchard, President of the Company declares that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the cover letter with additional answers;

•

Staff comments from the U.S. Securities and Exchange Commission (“Commission”) or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company recognizes that it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 14, 2008

(signed) Michel Bouchard

__________________________

Michel Bouchard,

President

For Cadiscor Resources Inc.